The Providence Service Corporation

64 East Broadway Blvd.

Tucson, AZ 85701

March 25, 2011

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	The Providence Service Corporation

Form 10-K for FYE December 31, 2009

Filed March 12, 2010

File No. 001-34221

Dear Mr. Reynolds:

This letter represents The Providence Service Corporation’s (“Registrant”, “we”, “our” or similar pronouns) response to your comment letter dated February 25, 2011 (“Comment Letter”) regarding the Form 10-K, filed by us on March 12, 2010 (“Form 10-K”). This letter replaces in its entirety the letter dated March 10, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant also acknowledges that Staff comments or changes in response to Staff comments in the proposed disclosure in the documents filed pursuant to the Securities Exchange Act of 1934 and reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that Staff comments may not be asserted by the Registrant as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Capitalized terms not defined herein have the meaning ascribed to them in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2009

Exhibits

Staff Comment

1.	We note your response to comment one in our letter dated January 26, 2011. We note that exhibit 10.6 and exhibit 10.7 were material contracts when they were filed with the company’s Form 10-K for the fiscal year ended December 31, 2007 which was filed on March 14, 2008 (identified as exhibits 10.7 and 10.8 in the March 14, 2008 filing). These exhibits when filed were not filed in their entirety and do not have certain schedules or exhibits. The exhibits 10.6 and 10.7 (identified as exhibits 10.7 and 10.8 in the March 14, 2008 filing) were required to be filed in their entirety with your Form 10-K filed March 14, 2008. In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) or Regulation S-K.

Registrant Response

We believe that it is appropriate to file an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (“2007 Amended Form10-K) to include the Note Purchase Agreement, dated November 6, 2007, by and among the Registrant and the purchasers named therein (“Exhibit 10.6”) rather than include such Exhibit 10.6 in the Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) because, we do not believe Exhibit 10.6 is currently a material agreement and the filing of it with the 2010 Form 10-K may give a misleading impression to investors that the information contained in such agreement is currently material. We advise the Staff that Amendment No. 1 to the Note Purchase Agreement, dated November 13, 2007, by and among the Registrant and the Purchasers named therein (“Exhibit 10.7”) was filed in its entirety. Accordingly, Exhibit 10.7 will be listed on the exhibit list to the 2007 Amended Form10-K, but will not be refiled.

Exhibits A (List of Purchasers), B (Form of Indenture), C (Form of Escrow Agreement) and D (Form of Registration Rights Agreement) to Exhibit 10.6 were all filed as their own exhibits with the Form 8-K filed by the Registrant on November 7, 2007 at the same time Exhibit 10.6 was filed. Additionally, Exhibit F, which is a draft of the Form 10-Q for the quarter ended September 30, 2007, was filed by the Registrant on November 7, 2007.

Exhibit G is the only exhibit to Exhibit 10.6 that has not been filed. Exhibit G to Exhibit 10.6 is a presentation that was provided to the purchasers named in Exhibit 10.6 based on non-disclosure and confidentiality agreements that such purchasers entered into with the Registrant in connection with the offer and sale of our 6.50% Convertible Senior Subordinated Notes due 2014. This presentation includes code names for the Registrant and Charter LCI Corporation (“Logisticare”) since it was prepared prior to the announcement of the merger. References in the presentation to “Pisces” mean the Registrant and references in the presentation to “Libra” mean Logisticare.

In the 2007 Amended Form 10-K, we intend to include an explanatory note stating that this amendment is being filed to include Exhibit 10.6 with all exhibits. In this explanatory note we would also indicate that certain information included in Exhibit 10.6 is stale and such information should not be relied upon as an indication of the current financial position of the Registrant. We would also explain that references in the presentation to “Pisces” means the Registrant and “Libra” means Logisticare. Finally, we would explain that all exhibits to Exhibit 10.6 other than Exhibit G were previously filed as exhibits to our Form 8-K filed on November 7, 2007 and have not changed.

Exhibit 10.6 and Exhibit 10.7 were removed from the exhibit list for the 2010 Form 10-K, as these agreements are no longer material agreements.

If you have any questions, please contact the undersigned at (520) 747-6674.

Very truly yours,

/s/ Michael N. Deitch
Michael N. Deitch
Chief Financial Officer

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